EXHIBIT 99.1

Xenova Group PLC -- Tariquidar Phase I Paediatric Study Data Presented at ASCO

Abstract on XR5944 Also Presented

SLOUGH, U.K., June, 7 2004 (PRIMEZONE) -- Xenova Group plc (LSE:XEN) (Nasdaq:XNVA) announced today that the Paediatric Oncology Branch of the National Cancer Institute (NCI) in Bethesda, U.S., yesterday presented a poster at the American Society of Clinical Oncology (ASCO) conference in New Orleans, Louisiana on the paediatric Phase I clinical trial of tariquidar in children with solid tumours.

The primary objectives of this trial were to assess the toxicity, optimal dose and pharmacokinetics of tariquidar in children with solid tumours and to assess the toxicity and pharmacokinetics of the anti cancer drugs in combination with tariquidar. A total of 18 children have been enrolled into the study to date, between the ages of 2 and 18 with a range of tumours including Ewing's Sarcoma, osteosarcoma and adrenocortical carcinoma amongst others.

Tariquidar was administered intravenously over 30 minutes with a starting dose of 1mg/kg in four patients and then escalated to 1.5mg/kg in six patients and then to 2.0mg/kg in the eight remaining patients. This was followed by administration of the anti-cancer drug which was chosen on the basis of tumour type and prior therapy. Doxorubicin was administered to 11 patients at 50mg/m2, docetaxel was administered to four patients at 75mg/m2 and vinorelbine was administered to two patients at 20mg/m2 on days one and eight. Fligrastim was administered to all patients during the 21 day cycle.

The results of the study showed that tariquidar was well tolerated in children. Of the 18 subjects enrolled, one patient had a complete response, one had a partial response and five had stable disease for one to eight cycles of therapy. Doxorubicin clearance was comparable to previously published results indicating the clearance of doxorubicin was not altered by pre-treatment with tariquidar. The future development of tariquidar by Xenova is currently under review.

Commenting on these results, David Oxlade, Chief Executive Officer of Xenova, said, "It is encouraging to see these results in children with solid tumours. The NCI is undertaking a number of exploratory clinical trials with tariquidar in both adults and children and we look forward to further results from these studies."

In addition to this poster, Xenova and Millennium have an abstract published relating to the on-going Phase I study of XR5944 at the same meeting.

Contacts:

Xenova Group plc +44 (0)1753 706600 David A. Oxlade, Chief Executive Officer Daniel Abrams, Finance Director Veronica Cefis Sellar, Head of Corporate Communications

UK -- Financial Dynamics +44 (0)20 7831 3113 David Yates Ben Atwell

US -- Trout Group/BMC Communications +1 212 477 9007 Media: Brad Miles Investors: Lee Stern

Xenova Group plc is a UK based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of products in clinical development, including three cancer programmes: its lead product TransMID(TM), for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 112 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN) For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk.

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs and delays, adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Xenova Group plc
          David A. Oxlade, Chief Executive Officer
          Daniel Abrams, Finance Director
          Veronica Cefis Sellar, Head of Corporate Communications
          +44 (0)1753 706600

          UK
          Financial Dynamics
          David Yates
          Ben Atwell
          +44 (0)20 7831 3113

          US
          Trout Group/BMC Communications
          Media: Brad Miles
          Investors: Lee Stern
          (212) 477-9007